UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 7 August, 2009

ASX & MEDIA RELEASE
7 AUGUST, 2009

NOVOGEN’S EUROPEAN PATENT CLAIMS UPHELD

Novogen Limited, an Australian company was granted a patent in 2004 for the use of isoflavone phyto-oestrogen extracts of soy and clover.  Archer Daniels Midland Company (“ADM”) holds the exclusive licence to the patent for isoflavones derived from soy, covering the entire global market except Australia and New Zealand.

Novogen and ADM believe the protection of intellectual property is a fundamental step in the development of high-quality nutritional supplements, and both companies will continue to maintain and protect their intellectual property.

At a hearing of the European Patent Office (“EPO”) in Munich, ending 8 July, 2009, the Opposition Division of the EPO agreed on claims for the Novogen Isoflavone Patent.  In making the decision, the Opposition Division found that the subject matter of the patent claims were both enabled and exhibited an inventive step over the prior art.  Importantly, the upheld claims largely reflect the claims of the original patent granted by the European Patent Office in 2004.

The upheld Claims are:

1. The use of an isoflavone phyto-oestrogen extract of soy or red clover, wherein the isoflavone phyto-oestrogen extract comprises isoflavones selected from genistein, daidzein, biochanin A or formononetin, for the manufacture of a medicament for administration in unit dosage form which is a tablet or capsule for administration of isoflavone phyto-oestrogens in an amount from about 20 mg to 200 mg per day, optionally where the amount is 50 mg to 150 mg, for the treatment of pre-menstrual syndrome or symptoms associated with menopause.

2. A use as claimed in claim 1, wherein the isoflavone phyto-oestrogen comprises genistein and/or biochanin A: daidzein and/or formononetin, present in a ratio of from about 1:2 to 2:1.

3. A use as claimed in claim 1 or claim 2, wherein administration of the medicament is administered at least daily over a period of at least a month.

For more than twenty years, the EPO has adopted and approved the above form of claim ("...use of product x for the manufacture of a medicament for the treatment of .....").  In such cases, where there is a health benefit, the EPO and European patent law does not concern itself with the precise form of the administered product.  European patent law regards what is administered as a "medicament" in a general sense.

A recent court decision by the Vienna Commercial Court reinforces European patent law, that food supplements are not excluded by the term medicament.  The Court found a red clover isoflavone menopause product, Vitalady, infringed the Novogen patent.  The court granted a provisional injunction against Vitalady accepting that a nutritional food supplement can be considered a medicament under European patent law.

The upheld claims from the Munich hearing therefore cover the use of nutritional supplements and food supplements for the stated treatment purposes.

The upheld claims refer to the isoflavones genistein, daidzein, biochanin A and formononetin.  The isoflavones can also be supplied in a glycoside form.  The glycoside isoflavones are converted in the gut to the aglycone form.

Novogen and ADM are delighted that, despite very intensive objections and after exhaustive consideration, the EPO has found that the Novogen patent is justified.  The EPO decision will encourage further innovative research into food supplement products and further the development of original thinking about food supplementation to enhance human health.

Craig Kearney, General Manager Novogen Consumer Healthcare, said, “The EPO finding vindicated
years of Novogen research and development and encourages our Company to further our R&D work into isoflavones and isoflavonoids for the benefit of consumers, health care professionals and Novogen’s business partners”.

Janice Binger, President, ADM Natural Health and Nutrition said, “We’re pleased with the EPO decision and look forward to working with the supplements industry to help drive growth in the market for soy isoflavones in a way that honours the hard work and intellectual property necessary for continued product development.”

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company based in Sydney, Australia. The company has a Consumer Healthcare business and a Pharmaceutical Division developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform.  More information the Novogen Group of companies can be found at www.novogen.com.

About ADM

Every day, the 28,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world’s premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2009, were $69 billion. For more information about our Company and our products, visit www.adm.com.

For more information about the patent or the products, please contact Craig Kearney at craig.kearney@novogen.com or Janice Binger at Janice.Binger@adm.com